Stronger than expected demand drives ASML Q1 sales Positive momentum expected to continue throughout 2017 ASML 2017 First-Quarter Results Veldhoven, the Netherlands April 19, 2017 Public

Public Slide 2 April 19, 2017 Agenda • Investor key messages • Business highlights • Outlook • EUV highlights • Financial statements

Public Slide 3 April 19, 2017 Investor key messages

Public Slide 4 April 19, 2017 Investor key messages • Shrink is a key industry driver supporting innovation and providing long term industry growth • Lithography enables affordable shrink and therefore delivers compelling value for our customers • EUV will enable continuation of Moore’s Law and will drive long term value for ASML beyond the next decade • DUV, Holistic Litho and EUV are highly differentiated products providing unique value drivers for our customers and ASML • ASML models a 2020 annual revenue opportunity of €11 billion with an EPS > €9*, with significant further growth potential into the next decade • HMI provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control • We expect to continue to return excess cash to our shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy * based on model details and assumptions as presented in our 2016 Investor Day (October 31, 2016)

Public Slide 5 April 19, 2017 Business highlights

Public Slide 6 April 19, 2017 Q1 results summary • Net sales of € 1,944 million, net systems sales valued at € 1,216 million, net service and field option sales at € 728 million • Gross margin of 47.6%, including the effects of purchase price allocation adjustment for the HMI acquisition • Operating margin of 27.5% • Net bookings of € 1,894 million, including 3 new EUV systems • Backlog at € 4,509 million, including 21 EUV systems As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

Public Slide 7 April 19, 2017 Net system sales breakdown in value Q1’17 total value € 1,216 million Q4’16 total value € 1,289 million As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy. Lithography systems do not include metrology and inspection systems.

Public Slide 8 April 19, 2017 Foundry IDM Memory Total net sales million € by End-use YTD Installed Base Management (Service and Field options) As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

Public Slide 9 April 19, 2017 Bookings activity by sector Q1’17 total value € 1,894 million Q4’16 total value € 1,580 million As per January 1, 2017 our Net bookings also include metrology and inspection systems Lithography systems do not include metrology and inspection systems Lithography systems New Used Units 52 3 Lithography systems New Used Units 39 5

Public Slide 10 April 19, 2017 System backlog in value Q1’17 total value € 4,509 million Q4’16 total value € 3,961 million As per January 1, 2017 our System backlog also include metrology and inspection systems Lithography systems do not include metrology and inspection systems Lithography systems New Used Units 83 11 Lithography systems New Used Units 70 13

Public Slide 11 April 19, 2017 Capital return to shareholders • Proposal submitted to 2017 Annual General Meeting of Shareholders, which takes place on April 26, to declare a dividend of € 1.20 per ordinary share • Share buyback program is currently paused Dividend Share buyback The dividend for a year is paid in the subsequent year 2008 YTD proposal Capital return is cumulative share buyback + dividend (paid and proposed to AGM on April 26) Proposed dividend

Public Slide 12 April 19, 2017 Outlook

Public Slide 13 April 19, 2017 Outlook • Q2 2017 net sales between € 1.9 and 2.0 billion ◦ EUV revenue approximately € 200 million • Three NXE:3400B shipments • Gross margin between 43 and 44% • R&D costs of about € 315 million • SG&A costs of about € 100 million • Other income (Customer Co-Investment Program) of about € 24 million • Effective annualized tax rate between 13 and 14% • Our guidance for second-quarter:

Public Slide 14 April 19, 2017 EUV highlights

Public Slide 15 April 19, 2017 Commitments to EUV production insertion Initial customer manufacturing targeted for 7 nm logic and mid-10 nm DRAM node Customers show commitment to insert EUV in volume manufacturing by ordering systems ASML commits to securing system performance, shipments and support required for volume manufacturing • 3 additional orders for NXE:3400B systems received in Q1 • Backlog now includes 21 EUV systems • Further orders expected in 2017 • In addition, a total of 4 orders for upgrades (installed base to NXE:3400B) have been received for a value of around EUR 200 million* For volume manufacturing of logic and memory, ASML remains committed to deliver: • Throughput of >125 wafers per hour • Availability of >90% on average • Shipments on time in sufficient volume • Ability to support a larger installed base * upgrades are not reflected in our System backlog

Public Slide 16 April 19, 2017 NXE:33x0B extendibility / upgradability to NXE:3400B 4 upgrade orders received to date of a total installed base opportunity of 14 systems 2015 NXE:3350B 16 nm ~80 WPH2 2017 NXE:3400B 13 nm ≥ 125 WPH3H first shipment resolution productivity 2013 NXE:3300B 22 nm ~55 WPH1 2 - no specification ~55 WPH ~55 WPH 1 - no specification ~55 WPH ~55 WPH 3 - specification ~55 WPH ~55 WPH

Public Slide 17 April 19, 2017 Financial statements

Public Slide 18 April 19, 2017 Consolidated statements of operations M€ Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Net sales 1,333 1,740 1,815 1,907 1,944 Gross profit 568 741 834 901 925 Gross margin % 42.6% 42.6% 46.0% 47.2% 47.6 % Other income 1 23 23 23 23 24 R&D costs (275) (270) (273) (287) (315) SG&A costs (89) (90) (89) (107) (99) Income from operations 228 404 496 530 535 Operating income % 17.1% 23.2% 27.3% 27.8% 27.5 % Net income 198 354 396 524 452 Net income as a % of net sales 14.9% 20.3% 21.8% 27.5% 23.3 % Earnings per share (basic) € 0.46 0.83 0.93 1.23 1.05 Earnings per share (diluted) € 0.46 0.83 0.93 1.22 1.05 Lithography systems sold (units) 2 33 46 40 38 44 Net booking value 3 835 1,566 1,415 1,580 1,894 1 Customer Co-Investment Program (CCIP) 2 Lithography systems do not include metrology and inspection systems. 3 Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). As per January 1, 2017 our systems backlog and net bookings also include metrology and inspection systems. These numbers have been prepared in conformity with US GAAP

Public Slide 19 April 19, 2017 Consolidated statements of Cash flows M€ Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Net income 198 354 396 524 452 Net cash provided by (used in) operating activities (6) 481 (3) 1,193 (168) Net cash provided by (used in) investing activities (183) (24) (484) (2,498) 150 Net cash provided by (used in) financing activities (204) (607) 1,481 1,293 12 Net increase (decrease) in cash & cash equivalents (395) (137) 987 (6) 4 Free cash flow* (65) 381 (72) 1,097 (212) Cash and cash equivalents and short-term investments 3,138 2,926 4,313 4,057 3,836 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements These numbers have been prepared in conformity with US GAAP

Public Slide 20 April 19, 2017 Consolidated Balance sheets M€ Assets Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Cash & cash equivalents and short-term investments 3,138 2,926 4,313 4,057 3,836 Net accounts receivable and finance receivables 1,302 1,362 1,593 1,264 1,426 Inventories, net 2,750 2,715 2,697 2,781 2,996 Other assets 987 1,146 1,164 1,173 1,211 Tax assets 143 228 183 47 171 Goodwill 2,538 2,603 2,571 4,874 4,784 Other intangible assets 706 714 694 1,323 1,279 Property, plant and equipment 1,580 1,609 1,587 1,687 1,622 Total assets 13,144 13,303 14,802 17,206 17,325 Liabilities and shareholders' equity Current liabilities 3,248 3,720 3,272 3,281 2,876 Non-current liabilities 1,593 1,434 3,017 4,105 4,206 Shareholders' equity 8,303 8,149 8,513 9,820 10,243 Total liabilities and shareholders' equity 13,144 13,303 14,802 17,206 17,325 These numbers have been prepared in conformity with US GAAP

Public Slide 21 April 19, 2017 This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the second quarter of 2017, including expected sales, other income, gross margin, R&D and SG&A expenses, and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, including further growth potential into the next decade, expected industry trends and expected trends in the business environment, including our expectation that the trends exhibited in the first quarter of 2017 will continue in the second quarter of 2017 and our expectation of healthy demand through the end of 2017, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, that demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements